    Exhibit A-2

RETAINED EARNINGS ANALYSIS OF PACIFICORP DETAILING GROSS EARNINGS, GOODWILL AMORTIZATION, DIVIDENDS PAID AND RESULTING CAPITAL BALANCES AT September 30, 2002 ($MM)

($ in millions)
Retained earnings at March 31, 2002	$173.1
Net income for the period	67.1
Goodwill amortization	0
Dividends declared – common	0
Dividends declared – preferred	(3.7)
Transfer of Subsidiary	0

Retained earnings at September 30, 2002	$236.5